Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross Russia operations remain unaffected by U.S. sanctions

Toronto, Ontario, Canada – April 9, 2018 – Kinross Gold Corporation (TSX: K) (NYSE: KGC) announced today that its mining operations in Russia continue to operate according to plan and remain unaffected by the new sanctions announced by the United States on April 6, 2018.

Kinross will continue to closely monitor sanction legislation in Canada, the U.S. and the European Union so that Kinross and its subsidiaries remain in compliance.

Kinross has successfully operated in Russia for over 20 years and has proactively developed and diversified its procurement and logistics structures in the country.

The Company continues to focus on responsibly operating its two mines and providing value to employees, host communities and shareholders.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Our focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

Source: Kinross Gold Corp.

www.kinross.com